Exhibit 99.1

Yingli Green Energy Reports Second Quarter 2017 Results

PV module shipments in the second quarter of 2017 reached a historical high of 1,146.6MW

PV module shipments guidance for full year 2017 was raised to 2.5-2.8GW

BAODING, China, September 19, 2017-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended June 30, 2017.

Second Quarter 2017 Consolidated Financial and Operating Summary

•	Total net revenues were RMB3,173.6 million (US$468.1 million), compared to RMB1,238.3 million in the first quarter of 2017.

•	Total photovoltaic (“PV”) module shipments(1) were 1,146.6MW, compared to 370.9MW in the first quarter of 2017.

•	Gross profit and gross margin were RMB53.5 million (US$7.9 million) and 1.7% respectively, compared to RMB61.5 million and 5.0% respectively in the first quarter of 2017. Gross margin on sales of PV modules was 3.9%.

•	Operating loss was RMB180.8 million (US$26.7 million), compared to operating loss of RMB103.5 million in the first quarter of 2017.

•	On a non-GAAP(2) basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB27.4 million (US$4.0 million), compared to RMB100.9 million in the first quarter of 2017.

•	Net loss(3) and loss per American Depositary Share (the “ADS”, one ADS represents ten ordinary shares) were RMB297.6 million (US$43.9 million) and RMB16.4 (US$2.4) respectively, compared to RMB184.4 million and RMB10.1 respectively in the first quarter of 2017. On an adjusted non-GAAP basis, adjusted net loss and adjusted loss per ADS were RMB322.8 million (US$47.6 million) and RMB17.8 (US$2.6) respectively, compared to RMB191.9 million and RMB10.6 respectively in the first quarter of 2017.

“Driven by the surging demand from China due to the expected feed-in-tariff (“FiT”) reduction after June 30, 2017, the Company’s PV module shipments reached a record high of 1,146.6 MW in a single quarter in the second quarter of 2017, increasing by 209% over the first quarter of 2017, and exceeded previous guidance,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

(1) Total PV module shipments include shipments to the Company’s own downstream PV projects. Revenues were not recognized for internal shipments as required by U.S. GAAP. The Company has suspended new development business of downstream PV projects in China since September 2015, and there were no shipments to its downstream PV projects in the second quarter of 2017.

(2) All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, impairment of long-lived assets, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

(3) For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

“Geographically, shipments to China increased from 243MW in the first quarter of 2017 to 992MW and accounted for 86.5% of our total PV module shipments in the second quarter of 2017, as a result of successful cooperation with different types of customers. For example, the Company completed the delivery of more than 200 MW modules to a utility scale project in Hebei Province in the second quarter, which was a great contribution to the increase in shipments. The Company also enhanced its partnerships with distributors who focused on distributed generation systems, which brought considerable and relatively stable PV module shipments each month. The Company expects the Top Runner program, PV Poverty Alleviation projects and distributed generation projects in China will be the major driving forces for the Company’s PV module shipments in China in the second half of 2017. In other markets, shipments to Europe, Japan, and United States all increased compared to the first quarter of 2017. In Japan, the Company successfully completed the delivery of about half of the 230MW modules ordered by the Japan’s largest solar plant in the second quarter.”

“On the technology side, the Company started to utilize diamond wire sawing technology in the second quarter of 2017 and plans to increase its application in the second half of 2017. This technology is expected to reduce unit production cost of PV modules by about 5%. The Company also launched a PANDA Bifacial half-cell module which could achieve over 300W of single-sided power output and 335W of double-sided power output. In addition, the Company put the Smart Hotspot Free and multi-crystalline black silicon modules in mass production in the second quarter of 2017, which further diversified the Company’s product portfolio.”

“Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, we expect the PV module shipments to be in the range of 550 MW to 600 MW for the third quarter of 2017, and we revise our shipments guidance for full year of 2017 to 2.5 GW to 2.8 GW,” Mr. Miao concluded.

Second Quarter 2017 Financial Results

Total Net Revenues

Total net revenues were RMB3,173.6 million (US$468.1 million), compared to RMB1,238.3 million in the first quarter of 2017 and RMB2,524.1 million in the second quarter of 2016. Total PV module shipments were 1,146.6MW, compared to 370.9MW in the first quarter of 2017 and 662.0MW in the second quarter of 2016.

The increase of total net revenues from the first quarter of 2017 to the second quarter of 2017 was mainly due to the increase of PV module shipments from 370.9MW to 1,146.6MW. As PV projects that became operational before June 30, 2017 are entitled to a higher feed-in tariff, the Company’s shipments to China surged from 243MW in the first quarter of 2017 to 992MW in the second quarter of 2017. The increase was partially offset by the decrease of industry-wide average selling price of PV modules.

Gross Profit and Gross Margin

Gross profit was RMB53.5 million (US$7.9 million) in the second quarter of 2017, compared to RMB61.5 million in the first quarter of 2017 and RMB460.1 million in the second quarter of 2016.

Gross margin was 1.7% in the second quarter of 2017, compared to 5.0% in the first quarter of 2017 and 18.2% in the second quarter of 2016. Gross margin on sales of PV modules was 3.9% in the second quarter of 2017, compared to 8.8% in the first quarter of 2017 and 18.1% in the second quarter of 2016.

The decrease in gross profit and gross margin from the first quarter of 2017 to the second quarter of 2017 was mainly due to the decrease of average selling price of the Company's PV modules as a result of the decrease of average selling price for PV module worldwide as well as the decrease of shipments to Japan where the selling price of PV modules were generally higher than other markets. The Company also made additional inventory provisions as a result of continuous decrease in average selling price of PV modules in the second quarter of 2017.

Operating Expenses

Operating expenses were RMB234.3 million (US$34.6 million), compared to RMB165.1 million in the first quarter of 2017 and RMB301.9 million in the second quarter of 2016. Operating expenses as a percentage of net revenue was 7.4 % in the second quarter of 2017, compared to 13.3% in the first quarter of 2017 and 12.0% in the second quarter of 2016.

The increase of operating expenses from the first quarter of 2017 to the second quarter of 2017 was mainly due to increase of freight, warranty and other selling expenses as a result of significant increase of PV module shipments, and bad debt provision. The Company made bad debt provision of RMB14.4 million for doubtful accounts receivables in the second quarter of 2017, while the Company recorded reversal of bad debts provision of RMB14.9 million for doubtful accounts receivables in the first quarter of 2017.

The increase was partially offset by the reversal of provision for reserve for inventory purchase commitments due to foreign exchange re-measurement. As a result of foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, the Company recorded a reversal of provision of RMB7.7 million in the first quarter of 2017, while in the second quarter of 2017 the Company recorded such reversal of provision of RMB25.4 million.

Operating Loss and Margin

Operating loss was RMB180.8 million (US$26.7 million) in the second quarter of 2017, compared to operating loss of RMB103.5 million in the first quarter of 2017 and operating income of RMB158.3 million in the second quarter of 2016.

Operating margin was negative 5.7% in the second quarter of 2017, compared to negative 8.4% in the first quarter of 2017 and 6.3% in the second quarter of 2016.

EBITDA

On a non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB27.4 million (US$4.0 million), compared to RMB100.9 million in the first quarter of 2017 and RMB469.5 million in the second quarter of 2016.

Interest Expense

Interest expense was RMB165.3 million (US$24.4 million) in the second quarter of 2017, compared to RMB156.5 million in the first quarter of 2017 and RMB158.6 million in the second quarter of 2016. The Company’s average interest rate was 5.11% in the second quarter of 2017, compared to 5.17% in the first quarter of 2017 and 5.09% in the second quarter of 2016.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB5.9 million (US$0.9 million) in the second quarter of 2017, compared to RMB29.9 million in the first quarter of 2017 and RMB27.0 million in the second quarter of 2016. The foreign currency exchange gain in the second quarter of 2017 was mainly due to the depreciation of US dollar against Renminbi because the Company had a net balance of financial liabilities denominated in US dollar. Such gain was partially offset by the depreciation of Japanese Yen against Renminbi because the Company had a balance of net current assets denominated in Japanese Yen.

Income Tax Benefit (Expense)

Income tax expense was RMB0.09 million (US$0.01 million) in the second quarter of 2017, compared to RMB0.09 million in the first quarter of 2017 and RMB1.1 million in the second quarter of 2016.

Net Loss

Net loss was RMB297.6 million (US$43.9 million) in the second quarter of 2017, compared to net loss of RMB184.4 million in the first quarter of 2017 and net income of RMB 71.8 million in the second quarter of 2016. Loss per ADS was RMB16.4 (US$2.4) in the second quarter of 2017, compared to loss per ADS of RMB10.1 in the first quarter of 2017 and earnings per ADS of RMB4.0 in the second quarter of 2016.

On an adjusted non-GAAP basis, adjusted net loss was RMB322.8 million (US$47.6 million), compared to adjusted net loss of RMB191.9 million in the first quarter of 2017 and adjusted net income of RMB106.8 million in the second quarter of 2016; adjusted loss per ADS was RMB17.8 (US$2.6) in the second quarter of 2017, compared to adjusted loss per ADS of RMB10.6 in the first quarter of 2017 and adjusted earnings per ADS of RMB5.9 in the second quarter of 2016.

Financial Position

As of June 30, 2017, the Company had RMB658.2 million (US$97.1million) in cash and cash equivalents, increased from RMB417.3 million as of March 31, 2017, mainly due to the increase of PV module shipments in the second quarter of 2017.

As of June 30, 2017, the Company had RMB321.7 million (US$47.5 million) in restricted cash, decreased from RMB374.3 million as of March 31, 2017.

As of June 30, 2017, the Company’s accounts receivable had increased to RMB2,910.8 million (US$429.4 million) from RMB2,728.1 million as of March 31, 2017. Days sales outstanding were 83 days in the second quarter of 2017, decreased from 198 days in the first quarter of 2017 mainly due to the significant increase of total net revenues as a result of the increase of PV module shipments in the second quarter of 2017.

As of June 30, 2017, the Company’s accounts payable had decreased to RMB2,408.6 million (US$355.3 million) from RMB2,585.3 million as of March 31, 2017. Days payable outstanding were 69 days in the second quarter of 2017, decreased from 198 days in the first quarter of 2017, primarily because the Company settled certain long aging accounts payables in the second quarter of 2017.

As of June 30, 2017, the Company’s inventory had decreased to RMB1,039.7 million (US$153.4 million) from RMB1,552.7 million as of March 31, 2017, which was mainly due to the increase of PV module shipments in the second quarter of 2017. Inventory turnover days were 30 days in the second quarter of 2017, decreased from119 days in the first quarter of 2017.

The Company and its subsidiaries are exploring financing options to continue to manage the Company and its subsidiaries’ liquidity and to enhance their financial flexibility.

Updates on Repayment of Medium-Term Notes

As of the date of this press release, one of the Company’s subsidiaries, Tianwei Yingli, had medium-term notes, or MTNs, of RMB1,757.0 million outstanding, including RMB357.0 million of the MTNs issued in 2010 (the “2010 MTNs”), which became due on October 13, 2015, and RMB1.4 billion of the MTNs issued in 2011 (the “2011 MTNs”), which became due on May 12, 2016. Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs. As previously announced by the Company, one of the holders (the “Note Holder”) of 2011 MTNs and 2010 MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The principal amount of the MTNs held by the Note Holder is alleged to be RMB65.7 million, representing approximately 3.7% of the total amount of the 2011 MTNs and 2010 MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit. Tianwei Yingli plans to vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court. Considering the amount claimed by the Note Holder, the Company does not expect this lawsuit to have any direct material impact on the Company’s overall operation. The Company notified all holders of the MTNs of this lawsuit and held a meeting with them to discuss the Company’s debt restructuring, strategic alternatives and financing plans. The Company is not aware of any other legal proceedings initiated by holders of the 2011 MTNs or the 2010 MTNs against the Company or any of its subsidiaries.

Business Outlook for Third Quarter and Full Year 2017

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 550MW to 600MW for the third quarter of 2017. The Company revises the shipments guidance for full year of 2017 from 2.1-2.2GW to 2.5-2.8GW.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.7793 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2017. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time on September 19, 2017, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004

International Dial-in Number: +65 6713 5090

Passcode: 72132603

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A webcast On-Demand will be available shortly after the call on Yingli Green Energy's website for 12 months.

A replay of the conference call will be available until September 27, 2017 by dialing:

U.S. Toll Free Number: +1-855-452-5696

International Dial-in Number: +61 2 8199 0299

Passcode: 72132603

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 18 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan

Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of June 30, 2016	As of March 31, 2017	As of June 30, 2017
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	854,619	791,550	979,853	144,536
Accounts receivable, net	3,073,205	2,728,090	2,910,839	429,372
Inventories	1,530,214	1,552,731	1,039,654	153,357
Prepayment to suppliers	685,608	392,943	467,219	68,918
Prepaid expenses and other current assets	1,886,520	1,336,392	1,248,561	184,173
Total current assets	8,030,166	6,801,706	6,646,126	980,356
Long-term prepayment to suppliers	374,260	315,800	284,627	41,985
Land, property, plant and equipment, net	6,535,501	4,762,158	4,671,176	689,035
Project assets	738,158	658,854	651,136	96,048
Land use rights	407,320	400,360	398,252	58,745
Intangible assets, net	58,235	58,047	57,985	8,553
Investments in affiliated companies	459,492	354,810	355,751	52,476
Other assets	184,601	165,497	163,610	24,135
Total assets	16,787,733	13,517,232	13,228,663	1,951,333
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	8,922,803	8,942,822	8,994,005	1,326,686
Accounts payable	3,111,889	2,585,264	2,408,599	355,287
Other current liabilities and accrued expenses	2,745,695	2,841,734	2,976,599	439,072
Total current liabilities	14,780,387	14,369,820	14,379,203	2,121,045
Long-term debt, excluding current portion	2,571,848	2,491,144	2,497,738	368,436
Accrued warranty liability, excluding current portion	789,981	810,617	827,545	122,069
Other liabilities	3,290,871	3,247,958	3,207,580	473,144
Total liabilities	21,433,087	20,919,539	20,912,066	3,084,694
Shareholders' deficit:
Ordinary shares	13,791	13,791	13,791	2,034
Additional paid-in capital	7,247,359	7,248,514	7,248,786	1,069,253
Accumulated other comprehensive income (loss)	99,322	(52,652)	(5,343)	(787)
Treasury stock	(127,331)	(127,331)	(127,331)	(18,782)
Accumulated deficit	(13,101,537)	(15,612,873)	(15,910,478)	(2,346,920)
Total Yingli Green Energy shareholders' deficit	(5,868,396)	(8,530,551)	(8,780,575)	(1,295,202)
Non-controlling interests	1,223,042	1,128,244	1,097,172	161,841
Total shareholders' deficit	(4,645,354)	(7,402,307)	(7,683,403)	(1,133,361)
Total liabilities and shareholders' deficit	16,787,733	13,517,232	13,228,663	1,951,333

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	June 30, 2016	March 31, 2017	June 30, 2017
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,123,262	1,030,312	2,948,075	434,864
Other revenues	400,794	207,946	225,513	33,265
Total net revenues	2,524,056	1,238,258	3,173,588	468,129
Cost of revenues:
Cost of PV modules sales	(1,739,232)	(940,033)	(2,833,278)	(417,931)
Cost of other revenues	(324,697)	(236,686)	(286,794)	(42,305)
Total cost of revenues	(2,063,929)	(1,176,719)	(3,120,072)	(460,236)
Gross profit	460,127	61,539	53,516	7,893
Selling expenses	(154,556)	(110,404)	(129,277)	(19,069)
General and administrative expenses	(70,512)	(31,826)	(85,280)	(12,580)
Research and development expenses	(42,183)	(30,506)	(45,220)	(6,670)
Reversal of/(provision) for reserve for inventory purchase commitments	(34,623)	7,678	25,436	3,752
Total operating expenses	(301,874)	(165,058)	(234,341)	(34,567)
Income/(Loss) from operations	158,253	(103,519)	(180,825)	(26,674)
Interest expense	(158,568)	(156,464)	(165,344)	(24,390)
Interest income	1,017	817	859	127
Foreign currency exchange gain	26,954	29,855	5,918	873
Other income	50,781	18,296	14,234	2,100
Income/(Loss) before income taxes	78,437	(211,015)	(325,158)	(47,964)
Income tax expenses	(1,120)	(94)	(87)	(13)
Equity in income/(loss) of affiliates, net	935	(382)	338	50
Net income/ (loss)	78,252	(211,491)	(324,907)	(47,927)
Less : Loss/(gain) attributable to the non-controlling interests	(6,428)	27,044	27,301	4,027
Net income/( loss) attributable to Yingli Green Energy	71,824	(184,447)	(297,606)	(43,900)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Income (loss) per ordinary share
Basic	0.40	(1.01)	(1.64)	(0.24)
Diluted	0.40	(1.01)	(1.64)	(0.24)
Earnings/(Loss) per ADS
Basic	4.0	(10.1)	(16.4)	(2.4)
Diluted	4.0	(10.1)	(16.4)	(2.4)
Net income/(loss)	78,252	(211,491)	(324,907)	(47,927)
Other comprehensive income/(loss)
Foreign Currency exchange translation adjustment, net of nil tax	(74,384)	1,109	43,538	6,422
Comprehensive income/(loss)	3,868	(210,382)	(281,369)	(41,505)
Less : Comprehensive loss/(income) attributable to the non-controlling interest	(10,571)	27,934	31,072	4,583
Comprehensive loss attributable to Yingli Green Energy	(6,703)	(182,448)	(250,297)	(36,922)
Reconciliation of Non-GAAP measures to GAAP measures
	For the three month ended
	June 30, 2016	March 31, 2017	June 30, 2017
	RMB	RMB	RMB	US$
Net income/(loss) attributable to Yingli Green Energy	71,824	(184,447)	(297,606)	(43,900)
Share-based compensation	(318)	(273)	(272)	(40)
Reversal of/(provision) for reserve for inventory purchase commitments	(34,623)	7,678	25,436	3,752
Non-GAAP income/(loss)	106,765	(191,852)	(322,770)	(47,612)
Non-GAAP diluted earnings/(loss) per share	0.59	(1.06)	(1.78)	(0.26)
Reconciliation of EBITDA measures to loss before income tax & minority interest measures
Income/(Loss) before income taxes and non-controlling interest	79,372	(211,397)	(324,820)	(47,914)
Interest expense	158,568	156,464	165,344	24,390
Interest income	(1,017)	(817)	(859)	(127)
Depreciation	229,671	154,706	131,269	19,363
Amortization for land use rights and intangible assets	2,896	1,961	1,659	245
EBITDA	469,490	100,917	(27,407)	(4,043)

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the six month ended
	June 30, 2016	June 30, 2017
	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,956,736	3,978,387	586,843
Other revenues	918,370	433,460	63,939
Total net revenues	4,875,106	4,411,847	650,782
Cost of revenues:
Cost of PV modules sales	(3,211,250)	(3,773,311)	(556,593)
Cost of other revenues	(734,448)	(523,481)	(77,218)
Total cost of revenues	(3,945,698)	(4,296,792)	(633,811)
Gross profit	929,408	115,055	16,971
Selling expenses	(337,410)	(239,680)	(35,355)
General and administrative expenses	(156,062)	(117,106)	(17,274)
Research and development expenses	(63,213)	(75,726)	(11,170)
Reversal of/(provision) for reserve for inventory purchase commitments	(28,025)	33,114	4,885
Total operating expenses	(584,710)	(399,398)	(58,914)
Income/(loss) from operations	344,698	(284,343)	(41,943)
Interest expense	(334,699)	(321,808)	(47,469)
Interest income	2,086	1,676	247
Foreign currency exchange gain	82,445	35,773	5,277
Other income	64,400	32,530	4,798
Income/(loss) before income taxes	158,930	(536,172)	(79,090)
Income tax expense	(15,055)	(181)	(27)
Equity in income of affiliates, net	(148)	(44)	(7)
Net income/(loss)	143,727	(536,397)	(79,116)
Less : Loss attributable to the non-controlling interests	7,664	54,345	8,016
Net income/(loss) attributable to Yingli Green Energy	151,391	(482,052)	(71,100)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770
Income/(loss) per ordinary share
Basic	0.83	(2.65)	(0.39)
Diluted	0.83	(2.65)	(0.39)
Income/(loss) per ADS
Basic	8.3	(26.5)	(3.9)
Diluted	8.3	(26.5)	(3.9)
Net income/(loss)	143,727	(536,397)	(79,116)
Other comprehensive income/(loss)
Foreign Currency exchange translation adjustment, net of nil tax	(77,531)	44,647	6,586
Comprehensive income/(loss)	66,196	(491,750)	(72,530)
Less : Comprehensive loss attributable to the non-controlling interest	4,492	59,006	8,704
Comprehensive income/(loss) attributable to Yingli Green Energy	70,688	(432,744)	(63,826)